Mail Stop 0407

      							April 8, 2005

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN  55343


	RE:	G&K Services, Inc.
      Form 10-K for the fiscal year ended July 3, 2004
		Filed September 16, 2004
		File No. 0-04063

Dear Mr. Wright:

	We have reviewed your letter dated January 31, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ending July 3, 2004

Note 2.  Acquisitions, page F-10

1. Based on your response to comment 7, it appears that you believe your industry is consolidating to several large providers from many family owned and small local providers. In future filings, revise your discussions within the Business section and also Management`s Discussion and Analysis to give the reader your view on the Company`s plans for future acquisitions as well as consolidation within the industry. Because you discuss these acquisitions and the projected impact on your revenue in news releases to the general public, it would appear that this information would be meaningful in your Form
10-K.

2. We note your response to comment 8. While it appears that the recent acquisitions are not material to your total assets or net income from a pro forma standpoint, we note that the goodwill balances are material when compared to total assets, and the recent acquisition of Lion Uniform Group will materially increase your direct sale business. Additionally, since the cash outflows have been a material use of cash for investing activities in all periods since June 29, 2002, and in certain periods exceed the total cash provided by operating activities, we believe additional disclosure is necessary. To the extent that you issue press releases on these acquisitions, we believe you should be discussing them in your MD&A at a minimum Please provide additional disclosure in accordance with paragraph 53 of SFAS 141.


Note 3.  Goodwill and Intangible Assets, page F-10

3. We note your response to comment 9. We also note in your response to comment 1 that the businesses that you have acquired are primarily family owned, small local providers of rental services to small and medium sized customers. In light of the nature of your acquisitions and the apparent geographically discrete nature of the Company`s operations, it is unclear to us why management has not identified components of the Company`s operating segments as reporting units in accordance with the guidance in paragraph 30 of SFAS 142. Please provide us a detailed explanation of your full consideration of the relevant GAAP literature, including the guidance in EITF D-101. Describe in your response the Company`s operations and organization and explain how they relate to the literature.

4. In future filings, expand your disclosure relating to your annual impairment testing under SFAS 142 in a manner consistent with your response to comment 10.

      *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.



      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
942-1944 or Robert S. Littlepage, Accountant Branch Chief, at
(202)
942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.




							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Jeffrey L. Wright
G&K Services, Inc.
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